SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

INDEPENDENT AUDITORS' REPORT

June 20, 2002

To the Trustees and Participants of the
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2001	2000
INVESTMENTS, at fair value (Notes 1 and 3):		
Participant Directed Plan Investments:		
Common stock fund	**$ 14,377,306**	$ 16,026,851
Registered investment companies	**37,673,622**	44,253,047
Loans to participants	**6,127,193**	5,634,818
Investment in Master Trust (Note 5)	**12,161,427**	9,350,497
Non-Participant Directed Plan Investments:		
Common stock fund	**29,272,239**	30,801,002
Total Investments	**99,611,787**	106,066,215
OTHER ASSETS:		
Cash on deposit and in transit	**-**	18,857
RECEIVABLES:		
Employer contributions	**82,927**	-
Participant contributions	**144,724**	-
Total Receivables	**227,651**	-
NET ASSETS AVAILABLE FOR BENEFITS	**$ 99,839,438**	$ 106,085,072

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	PARTICIPANT DIRECTED PLAN INVESTMENTS	RESTRICTED STOCK FUNDS	TOTAL
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:			
Investment income	$ 2,523,133	$ 1,329,781	$ 3,852,914
Change in fair value of investments (Note 3)	(11,608,719)	(1,891,096)	(13,499,815)
Transfers by participants among investment fund, net	101,696	(101,696)	-
Transfers to loan fund	585,944	(585,944)	-
Transfers from loan fund	(553,822)	553,822	-
Interest on loans to participants	473,400	176,550	649,950
	(8,478,368)	(518,583)	(8,996,951)
Contributions:			
Participant	3,839,438	-	3,839,438
Employer	841,235	1,405,678	2,246,913
Forfeitures to be used	3,773		3,773
	4,684,446	1,405,678	6,090,124
Total Additions (Deductions)	(3,793,922)	887,095	(2,906,827)
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:			
Benefits paid	(3,884,376)	(2,693,811)	(6,578,187)
Withdrawals	(2,074,130)	(985,316)	(3,059,446)
Interplan transfers, net	4,952,630	1,346,196	6,298,826
Total Deductions	(1,005,876)	(2,332,931)	(3,338,807)
NET INCREASE (DECREASE)	(4,799,798)	(1,445,836)	(6,245,634)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	75,284,070	30,801,002	106,085,072
End of year	$ 70,484,272	$ 29,355,166	$ 99,839,438

The notes to the financial statements are an integral part of this statement.

1. PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for employees covered by the collective bargaining agreements who have attained three months of service effective January 1, 2001 for Detroit Local participants and July 1, 2001 for Greater Michigan Local participants. Prior to these dates, Plan participation was based on one year of service and age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), an indirect subsidiary of DTE Energy Company (DTE).

Effective May 31, 2001, MCN Energy Group Inc. (MCN) and DTE were merged whereby DTE acquired all outstanding shares of MCN common stock. Based on elections made by the Trustee on behalf of Plan participants, participants received 0.715 of a share of DTE common stock per MCN share for 48.3% of their MCN shares and received $24 in cash per MCN share for their remaining shares. Effective May 31, 2001, all references to MCN common shares, dividends and stock funds included herein, are to be deemed DTE common shares, dividends and stock funds.

Contributions

Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant pre-tax, post-tax and combined pre-tax and post-tax contributions are limited to 17% (prior to January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants, highly compensated participants, as defined in the Internal Revenue Code of 1986, as amended, were limited to pre-tax contributions of 8% and combined pre-tax and post-tax contributions of 15%, and non-highly compensated employees were limited to pre-tax contributions of 9% and combined pre-tax and post-tax contributions of 17%) of the participant's compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue Service.

The Company's maximum matching contributions are limited, depending on years of service, to 2% (3% as of March 1, 2001 for Detroit Local Participants (except customer service and credit & collection employees represented by Local #80) and as of September 1, 2001 for Greater Michigan Local Participants) to 6% of the participant's Compensation. Sixty percent (seventy-five percent prior to January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants) of the Company's matching contributions must be allocated to the DTE Energy Restricted Stock Fund (MCN Energy Restricted Stock Fund prior to the merger). Effective January 1, 2002, participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of, Internal Revenue Code Section 414(v).

The Company contributes annually to the DTE Energy Restricted Stock Fund accounts (MCN Energy Restricted Stock Fund prior to the merger) for Detroit Local and Greater Michigan Local participants on the active payroll who are not highly compensated participants and have at least

30 years of service on the measurement date which is March 1 of each year. The amount contributed annually each March by the Company is $600 in shares of DTE common stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, including eligible rollover contributions, allocations of the employers' contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of a participant's account, plus actual earnings thereon, occurs after the participant completes five years of service.

Investment Options

Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the DTE Energy Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the DTE Energy Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings during which trades in DTE Energy stock may be affected. Effective with the merger, the 30-day window period was eliminated.

Effective with the merger, fund balances were transferred from the MCN Stock Fund to the DTE Stock Fund. The fund invests solely in the common stock of DTE. This fund consists of two components, restricted and unrestricted. Beginning January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants, the restricted fund includes 60% of the employer match (75% of the employer match prior to those dates). Beginning with company matching contributions in 2002, the 60% portion of the company match that is in DTE Energy stock will only be restricted for one full calendar year for the purposes of transferring out of the fund and two full calendar years for the purpose of withdrawals from the fund. Effective January 1, 2002, the restrictions on prior company matching contributions made in DTE Energy stock shall lapse at the rate of 1/12 per month on the last business day of each month. The unrestricted fund may include employee contributions and any portion of the remaining employer matching contributions. This entire fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. DTE dividends accumulated under the ESOP may be paid in cash to each participant within 90 days of the previous Plan year. Those participants who elected to receive a payout of such dividends for the 2001 and 2000 Plan years had to notify the Trustee in writing. Future dividends may be passed through to participants at the discretion of the MichCon Board of Directors.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Loans

Subject to limitations imposed by the Internal Revenue Code (IRC) and Department of Labor regulations, Plan provisions allow a participant to have two plan loans (only one of which may be a primary residence loan) outstanding at any time from the Plan up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). The outstanding balances of loans are reported in the Loan Fund.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants' investments under the Plan (in the event of termination).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared under the accrual method of accounting.

Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned. Benefits are recorded when paid.

Investments are stated at fair value, which is generally based on quoted prices. A portion of Investment in Master Trust is reported on or at contract value, which approximates fair value, because it is fully benefit responsive. Contract value represents contributions made under the contract plus earnings, less withdrawals and administrative expenses. Participant loans receivable are presented at cost, which approximates fair value.

The cost of securities sold or distributed is determined on the basis of average cost. The DTE Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Impact of Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS 133 effective January 1, 2001. SFAS 133 did not have a significant impact on the net assets available for benefits or the changes in net assets available for benefits of the Plan.

3. INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan's net assets:

	December 31	
	2001	2000
DTE Energy Stock Fund (1) – Restricted, 697,955 and 1,112,452 shares, respectively	$ **29,272,239** *	30,801,002 *
DTE Energy Stock Fund (1) – Unrestricted, 342,807 and 578,848 shares, respectively	**14,377,306**	16,026,851
Putnam Fund for Growth and Income, 572,187 and 531,492 shares, respectively	**10,162,037**	10,395,983
Putnam Global Growth Fund, 765,821 and 743,914 shares, respectively	**6,027,013**	8,316,960
Putnam New Opportunities Fund, 96,397 and 95,565 shares, respectively	**4,044,813**	5,720,514
Putnam Voyager Fund, 781,851 and 720,984 shares, respectively	**13,893,499**	17,238,732

*Non-participant directed

(1) MCN stock fund prior to May 31, 2001 – See Note 1

During 2001, the Plan's investments decreased in value by $13,499,815 as follows:

Common Stock..	$ (2,883,348)
Registered Investment Companies..	(10,616,467)
	$ (13,499,815)

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan has been restated since receiving the determination letter and has filed for a subsequent determination letter on February 28, 2002, with respect to such restatement. The Plan's administrator, tax counsel and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. DEFINED CONTRIBUTION PLANS MASTER TRUST

The Master Trust was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of DTE and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

The Master Trust consists of certain commingled assets of the Plan, MCN Energy Group Savings and Stock Ownership Plan, Citizens Gas Fuel Company Investment Share Plan and prior to January 19, 2001, the MichCon Home Services 401(k) Plan. The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 25% at December 31, 2001) of the Master Trust investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 2001 and 2000 is as follows:

	2001	2000
Investments:		
Temporary investments, at fair value	**$ 48,479,783**	$ 5,171,361
Insurance contracts, including accumulated interest, at contract value	-	46,794,937
Total investments	**48,479,783**	51,966,298
Assets held in Master Trust	**$ 48,479,783**	$ 51,966,298

The following is a summary of the change in net assets held in the Master Trust for the year ended December 31, 2001:

	2001
Transfers into Master Trust	$ 61,971,736
Interest, dividend and other income on investments	2,925,474
Transfers out of Master Trust	(68,383,725)
Change in assets held	(3,486,515)
Net assets, beginning of year	51,966,298
Net assets, end of year	$ 48,479,783

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. Effective January 2, 2002, Fidelity Investments is the trustee as defined by the Plan.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 38-0478040, PN: 014

FORM 5500, SCHEDULE H, ITEM 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	DTE Restricted Stock Fund	DTE Energy Company, Common Stock	$ 21,789,900	$ 29,272,239
*	DTE Unrestricted Stock Fund	DTE Energy Company, Common Stock	12,041,765	14,377,306
*	Fixed Income Fund	Investment in Master Trust	12,161,427	12,161,427
*	Legg Mason Value Trust	Registered Investment Companies	302,973	285,183
*	Loomis Sayles Small Cap Value Fund	Registered Investment Companies	663,710	692,730
*	Lord Abbett Developing Growth Fund	Registered Investment Companies	144,694	135,307
*	Putnam Fund for Growth and Income	Registered Investment Company	11,389,117	10,162,037
*	Putnam Global Growth Fund	Registered Investment Company	9,571,505	6,027,013
*	Putnam International Growth Fund	Registered Investment Companies	368,783	290,034
*	Putnam New Opportunities Fund	Registered Investment Companies	6,071,798	4,044,813
*	Putnam S & P 500 Fund	Registered Investment Companies	1,218,909	1,155,220
*	Putnam Voyager Fund	Registered Investment Company	18,147,003	13,893,499
*	Vanguard U.S. Growth Fund	Registered Investment Companies	537,872	319,288
*	Western Asset Core Portfolio	Registered Investment Companies	666,358	668,498
*	Loan Fund	Loans to Participants (Interest rates 9.00% to 11.00%)	-	6,127,193
			$ 95,075,814	$ 99,611,787

* Represents Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MichCon Investment and Stock Ownership Plan

By: ______________________

Larry E. Steward
Vice President Human Resources

Dated: June 28, 2002

EXHIBIT INDEX

Number	
23	Independent Auditors' Consent – George Johnson & Company

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

June 20, 2002

We consent to the incorporation, by reference in Registration Statement No. 333-62192 of DTE Energy Company on Form S-8, of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of the MichCon Investment and Stock Ownership Plan as of, and for the year ended, December 31, 2001.

George Johnson & Co.
CERTIFIED PUBLIC ACCOUNTANTS